United States securities and exchange commission logo





                            August 16, 2022

       Neeraj Kumar
       General Counsel
       Landa App 2 LLC
       6 W. 18th Street
       New York, NY 10011

                                                        Re: Landa App 2 LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 5
                                                            Filed July 27, 2022
                                                            File No. 024-11648

       Dear Neeraj Kumar:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2022 letter.

       Post-qualification Amendment No. 5 to Offering Statement on Form 1-A, filed July 27, 2022

       Combined Statement of Certain Revenue and Expenses
       1 Organization and Nature of Activities, page F-171

   1. Please update your table (and similar tables throughout your filing) to include the date rental operations
commenced at 201 Signet Court. In that regard we note that the property generated $3,345 in
rental revenue for the period ended December 31, 2021.
 Neeraj Kumar
FirstName
Landa AppLastNameNeeraj   Kumar
           2 LLC
Comapany
August 16, NameLanda
           2022        App 2 LLC
August
Page 2 16, 2022 Page 2
FirstName LastName
General

2. We note your response to comment 4 and reissue the comment in part. With a view to clarifying disclosure, advise us regarding the qualification requirements for investors and the necessary steps that must be taken by them to access the trading information on the
         Landa Mobile App. Further, please revise the first risk factor on page 22 or where appropriate to address risks that may result from the additional necessary steps and the fact that investors are only able to trade their shares of a series on the Landa Mobile App.
         For example, should they be unable to access the application for whatever reason, they would be unable to buy or sell their shares when they desire or that they may only buy or sell their shares in accordance with terms or rules provided by the company on the application.
3. We note the revised disclosure on page 39 regarding inflation. Please revise Management's Discussion and Analysis or where appropriate to identify actions
         planned or taken, if any, to mitigate inflationary pressures, and the extent to which recent inflationary pressures have materially impacted series operations. Identify the types of inflationary pressures you are facing and how the series have been affected.
        You may contact Jennifer Monick at 202-551-3295 or Robert Telewicz at 202-551-3438
if you have questions regarding comments on the financial statements and related matters. Please contact James Lopez at 202-551-3536 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction